

50 3/24/05

SECURITI 05039894 ON

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 11 2005 WASH. D.

SEC FILE NUMBER
8-51372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___

MM/DD/YY | MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CMI Capital Market Investment, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

460 Park Avenue

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Elliott   **(212) 593-3200**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal & Co., LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor	**New York**	**NY**	**10018-7010**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 9 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



3/28/05 S.S

OATH OR AFFIRMATION

I, __Thomas C. Elliott_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CMI Capital Market Investment LLC_____, as of __December 31_____, 20 _04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Member
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMI CAPITAL MARKET INVESTMENT, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CMI CAPITAL MARKET INVESTMENT, LLC

DECEMBER 31, 2004

I N D E X

WSL

WEINICK
SANDERS
LEVENTHAL & CO., LLP

1375 BROADWAY
NEW YORK, N.Y. 10018-7010

CERTIFIED PUBLIC ACCOUNTANTS

212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Members
CMI Capital Market Investment, LLC

We have audited the accompanying statements of financial condition of CMI Capital Market Investment, LLC as at December 31, 2004 and 2003, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMI Capital Market Investment, LLC as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accepted accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule H is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co. LLP

New York, N. Y.
February 4, 2005



MEMBER
INAA
GROUP

An Independent member of the INAA Group.
Members throughout the world.

INTERNATIONAL NETWORK OF ACCOUNTANTS AND AUDITORS

CMI CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

| | December 31, | |
	2004	2003
Current assets:		
Cash	$160,140	$260,265
Investments in marketable securities	3,060	2,835
Other receivables	5,000	14,873
Prepaid expenses and other current assets	29,965	19,095
Total current assets	198,165	297,068
Property and equipment, net of accumulated depreciation of $50,324 and $39,561 in 2004 and 2003, respectively	20,851	29,873
Deposits	107,869	13,446
Total assets	$326,885	$340,387

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
Current liabilities:		
Bank overdraft	$ 1,168	$ -
Accrued expenses and other liabilities	21,395	113,082
Due to clearing broker	50	366
Income taxes payable	6,348	6,500
Total current liabilities	28,961	119,948
Commitment	-	-
Members' equity	297,924	220,439
Total liabilities and members' equity	$326,885	$340,387

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

CMI CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF INCOME

	For the Years Ended December	
	2004	2003
Revenues:		
Commission income and fees	$1,674,102	$1,506,645
Less: Commissions and clearing expense	848,940	624,108
Net commission income	825,162	882,537
Operating expenses:		
Salaries and fringe benefits	102,100	150,327
Research	34,032	66,665
Selling	62,792	85,840
Rent and utilities	95,034	105,116
Regulatory and agency fees	5,767	18,658
Professional fees	113,317	192,199
Insurance	16,599	17,144
General office	43,312	85,402
Charitable contributions	-	400
Depreciation	10,763	12,664
Total operating expenses	483,716	734,415
Income from operations	341,446	148,122
Interest income - net	2,090	3,370
Loss on abandonment of equipment	-	(345)
Unrealized gain on investment	225	2,835
Income before provision for income taxes	343,761	153,982
Provision for income taxes	12,000	10,900
Net income	$ 331,761	$ 143,082

The accompanying notes are an integral part of these financial statements.

CMI CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	For the Years Ended December 31,	
	2004	2003
Balance at beginning of year	$220,439	$452,278
Members' contributions	-	50,000
Members' withdrawals	(254,276)	(424,921)
Net income for the year	331,761	143,082
Balance at end of year	$297,924	$220,439

The accompanying notes are an integral part of these financial statements.

CMI CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2004	2003
Cash flows from operating activities:		
Net income	$331,761	$143,082
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	10,763	12,664
Unrealized gain on marketable securities	(225)	(2,835)
Loss on abandonment of equipment	-	345
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Receivable from clearing broker	-	175,877
Other receivables	9,873	58,032
Prepaid expenses and other current assets	(10,870)	26,705
Deposits	(94,423)	(1,069)
Accrued expenses and other current liabilities	(91,687)	(31,521)
Due to clearing broker	(316)	366
Income taxes payable	(152)	175
Total adjustments	(177,037)	238,739
Net cash provided by operating activities	154,724	381,821
Cash flows used in investing activities:		
Purchase of property and equipment	(1,741)	(3,958)
Cash flows from financing activities:		
Members' contributions	-	50,000
Members' withdrawals	(254,276)	(424,921)
Bank overdraft	1,168	-
Net cash used in financing activities	(253,108)	(374,921)
Net increase (decrease) in cash	(100,125)	2,942
Cash and cash equivalents at beginning of year	260,265	257,323
Cash and cash equivalents at end of year	$160,140	$260,265
Supplemental Disclosures of Cash Flows Information: Cash paid during the year for:		
Interest	$ -	$ -
Taxes	$ 8,602	$ 8,363

The accompanying notes are an integral part of these financial statements.

CMI CAPITAL MARKET INVESTMENT, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a)   Description of Business:

CMI CAPITAL Market Investment, LLC (the Company) was formed as a limited liability company on March 2, 1998.

The Company conducts its business as an investment-banking firm and is registered with the National Association of Security Dealers. The Company has offices in New York, Boston and Palm Beach.

(b)   Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c)   Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d)   Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. The Company clears from its operations on a fully disclosed basis.

(e)   Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f)   Property and Equipment:

Property and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

    (g)   Income Taxes:

The Company is treated as a partnership for federal income tax purposes. The Company however, is responsible for State and local taxes on income, which may vary depending on where commission income is generated.

    (h)   Investment in Marketable Securities:

Marketable securities are classified as trading securities and are recorded at fair value with the change in fair value during the year included in earnings.

NOTE 2 - DEPOSIT ACCOUNT.

The Company is required to keep a minimum balance of $100,000 on deposit with its clearing broker, the amount being equal to the minimum capital the Company is required to maintain under Rule 15c3-1 of the Securities and Exchange Commission.

The funds are deposited in a money market fund. As of December 31, 2003, the fund balance was $110,337. The current annual yield on these funds is 2.22%.

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES.

The Company invested in the common stock of the Nasdaq Stock Market, Inc. ("Nasdaq") through a private placement offered to the members of the National Association of Securities Dealers, Inc. (the "NASD").

Due to lack of marketability the Company had previously recognized an unrealized loss for its entire investment of $3,300. There now exists a market for the stock and the Company has recognized an unrealized gain of $225 and $2,835 for the years ended December 31, 2004 and 2003, respectively.

NOTE 4 - PROPERTY AND EQUIPMENT.

Property and equipment consists of:

| | December 31, | |
	2004	2003
Furniture and fixtures	$23,551	$23,551
Equipment	47,624	45,883
	71,175	69,434
Less: Accumulated depreciation	50,324	39,561
	$20,851	$29,873

NOTE 5 - COMMITMENT.

The Company currently has one lease commitment for office space, which expires April 30, 2005. Future minimum annual rent under this lease is $25,833 at December 31, 2004.

Rent expense amounted to $92,547 and $101,033, for the years ended December 31, 2004 and 2003, respectively. The Company sublet some of its space on a month-to-month basis during those years; such income was $2,456 for 2004 and $9,346 for 2003.

NOTE 6 - CONTINGENCY.

The Company acted as a broker for the sale of certain leases in Puerto Rico. The Company together with its clients, the purchasers, have commenced an action against the sellers, maintaining that they were fraudulent in the description and transfer of the leases. The Company may be contingently liable under the terms of this transaction subject to the outcome of this action. Such liability is not presently determinable. In conjunction with the lawsuit, the Company was required to post a $100,000 bond with the court.

NOTE 7 - NET CAPITAL REQUIREMENTS.

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 the Company had net capital of $133,780. The Company's net capital ratio was .22 to 1.



WEINICK SANDERS LEVENTHAL & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010

212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
CMI Capital Market Investment, LLC

In planning and performing our audit of the financial statements of CMI Capital Market Investment, LLC for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CMI CAPITAL Market Investment, LLC that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

New York, New York
February 4, 2005

CMI CAPITAL MARKET INVESTMENT, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2004

Net capital:		
Members' equity:		$297,924
Deduct:		
Non-allowable assets	$163,685	
Haircuts	459	
		164,144
Net capital		133,780
Less: Minimum capital required		100,000
Excess net capital		$ 33,780
Aggregate indebtedness		$ 28,911
Percentage of aggregate indebtedness to net capital		22%

A reconciliation is not included since
  there are no material differences from
  the Company's computation of net capital
  per the amended focus report.